1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0453 Fax

March 25, 2014

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Asen Parachkevov, Division of Investment Management

Re:                             Morgan Stanley Institutional Fund Trust (the “Fund”)

(File No. 2-89729; 811-03980)

Dear Mr. Parachkevov:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of Class IS shares of the High Yield Portfolio (the “Portfolio”), filed with the Securities and Exchange Commission (the “Commission”) on January 9, 2014.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 118 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about March 25, 2014.

GENERAL COMMENTS TO FORM N-1A

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                                This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC    EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

COMMENTS TO THE PROSPECTUS

Comment 2.                            Please define “Portfolio” at first use in the prospectus.

Response 2.                                The disclosure has been revised accordingly.

Comment 3.                            Please confirm supplementally that acquired fund fees and expenses do not exceed 0.01 percent (one basis point) of average net assets of the Portfolio.

Response 3.                                The Fund hereby confirms that acquired fund fees and expenses are not expected to exceed 0.01 percent (one basis point) of average net assets of the Portfolio and therefore the “Acquired Fund Fees and Expenses” line item has not been included.

Comment 4.                            Please confirm supplementally that the fee waiver and/or expense reimbursement reflected in the fee table is contractual and will extend for at least one year from the date of the registration statement.  In addition, please supplementally explain what forms the basis for the fee waiver and/or expense reimbursement agreement.

Response 4.                                 The Fund hereby confirms that the fee waiver and/or expense reimbursement reflected in the fee table is contractual (i.e., not voluntary).  In addition, consistent with Instruction 3(e) to Item 3 of Form N-1A, the Fund hereby confirms that the fee waiver and/or expense reimbursement will extend for at least one year from the effective date of the Fund’s registration statement, unless sooner discontinued by the Fund’s Board of Trustees.  The terms of the fee waiver and/or expense reimbursement are memorialized in a resolution adopted by the Board of Trustees at a meeting.  The provisions of the fee waiver and/or expense reimbursement are set forth in the registration statement.

Comment 5.                            In the “Portfolio Summary—Principal Investment Strategies” section, please consider adding “, plus any borrowings for investment purposes,” after “at least 80% of the Portfolio’s assets.”

Response 5.                                 We respectfully acknowledge your comment; however, because the Portfolio’s 80% investment policy is subject to Rule 35d-1, any changes to the Portfolio’s policy would be required to follow the procedures set forth in the Rule.  Therefore, the requested modification has not been made.  The Fund supplementally confirms that, consistent with Rule 35d-1(d)(2), for purposes of the 80% investment policy, “assets” include the Portfolio’s net assets, plus the amount of any borrowings for investment purposes.

Comment 6.                            Please supplementally confirm that the Fund has considered whether the Portfolio’s use of derivatives and related disclosure is appropriate.  Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 6.                                We confirm that the Fund has considered and determined that the Portfolio’s use of derivatives and related disclosure is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Comment 7.                            In connection with valuing derivative instruments that are included in the Portfolio’s 80% investment policy, please confirm supplementally that the Fund will value such derivatives at market value for purposes of measuring compliance with the 80% investment policy.

Response 7.                                The Fund intends to value derivative instruments for purposes of the Portfolio’s 80% investment policy in a manner consistent with Rule 35d-1 and interpretations thereof by the Staff.  We respectfully acknowledge your comment; however, we submit that using the notional value of derivative instruments for purposes of determining compliance with the Portfolio’s 80% investment policy under Rule 35d-1 would be appropriate in certain circumstances.  For example, if a derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund would typically expect to use that amount for purposes of the 80% investment policy.  To the extent the Commission or its Staff issues additional guidance in this area, the Fund reserves the right to modify its policies in accordance with such guidance. (See “Use of Derivatives by Investment Companies under the Investment Company Act of 1940,” August 31, 2011.)

Comment 8.                            Please ensure that the footnotes to the Average Annual Total Returns table are properly included.

Response 8.                                The relevant footnotes have been included as appropriate.

Comment 9.                            Consistent with Comment 6 above, in the “Details of the Portfolio—Process”  section, please consider adding “, plus any borrowings for investment purposes,” after “at least 80% of the Portfolio’s assets.”

Response 9.                                We respectfully acknowledge your comment and refer you to Response 6 above.

Comment 10.                     Please consider adding appropriate headings to the risks discussed in the section entitled “Details of the Portfolio—Principal Risks.”

Response 10.                         We respectfully acknowledge your comment; however, we believe that the current presentation of the risks is consistent with Form N-1A and not misleading to investors.

Comment 11.                     Please clarify in the sidebar disclosure under the section entitled “Additional Information about the Portfolio’s Investment Strategies and Related Risks” that the section discusses additional information relating to the Portfolio’s principal investment strategies (emphasis added).

Response 11.                         We respectfully acknowledge your comment; however, the section entitled “Additional Information about the Portfolio’s Investment Strategies and Related Risks” provides additional information with respect to the Portfolio’s principal and non-principal investment strategies as well as other types of investments that the Portfolio may make and related risk factors.

Comment 12.                     In the section entitled “Additional Information about the Portfolio’s Investment Strategies and Related Risks—Temporary Defensive Investments,” please state that that the effect of taking a temporary defensive position is that the Portfolio may not achieve its investment objective and that these investments are not consistent with the investment strategies of the Portfolio.

Response 12.                         We respectfully acknowledge your comment; however, we believe the current disclosure is consistent with Instruction 6 to Item 9(b)(1) of Form N-1A.  Please note that the disclosure currently states “[w]hen the Adviser believes that changes in market, economic, political or other conditions warrant, the Portfolio may invest without limit in cash, cash equivalents or other fixed income securities for temporary defensive purposes that may be inconsistent with the Portfolio’s principal investment strategies.   If the Adviser incorrectly predicts the effects of these changes, such defensive investments may adversely affect the Portfolio’s performance and the Portfolio may not achieve its investment objective.”  (Emphasis added.)

Comment 13.                     In the section entitled “Shareholder Information—About Net Asset Value,” please add the disclosure required by Item 11(a)(3) of Form N-1A to the extent that the Portfolio has portfolio securities that are primarily listed on foreign exchanges.

Response 13.                         The requested disclosure has been added.

Comment 14.                     In the section entitled “Shareholder Information—Frequent Purchases and Redemptions of Shares,” please describe the policies and procedures adopted by the Board of Trustees with respect to frequent purchases and redemptions of Portfolio shares by shareholders.

Response 14.                         We respectfully acknowledge your comment, however, we believe that the Fund has satisfied the requirements of Item 11(e)(4)(iii) of Form N-1A with the required specificity relating to the Fund’s market timing policies and procedures.  Consistent with Item 11(e)(4)(iii)(F), as disclosed in the section entitled “Shareholder Information—General,” certain patterns of past exchanges and/or purchase or sale transactions involving the Portfolio may result in the Fund rejecting, limiting or prohibiting, at its sole discretion and without prior notice additional purchases and/or exchanges and may result in a shareholder’s account being closed.  Determinations in this regard may be made based on the frequency or dollar amount of the previous exchanges or purchase or sale transactions.  Currently, the Fund, with respect to the Portfolio, has not adopted a policy to use the restrictions stated in Item 11(e)(4)(iii)(A)-(E) of Form N-1A, and therefore has not included these in the prospectus disclosures.

Comment 15.                     Please include a discussion of the tax consequences of an exchange in the section entitled “Shareholder Information—Exchange Privilege.”

Response 15.                         The disclosure has been included as requested.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 16.                     Please consider revising the chart of investments and related risks under the section entitled “The Portfolio’s Investments and Strategies” to clearly distinguish principal investment strategies from non-principal investment strategies and principal risks from non-principal risks.

Response 16.                         We respectfully acknowledge your comment; however, consistent with Form N-1A, all principal strategies and risks of the Portfolio are disclosed in the prospectus while additional information about the Portfolio’s principal strategies and risks as well as information regarding all material non-principal strategies and risks is disclosed in the statement of additional  information.  In this regard, we believe the presentation of the chart is appropriate and not misleading to investors.

Comment 17.                     In the section entitled “The Portfolio’s Investments and Strategies—Derivatives—Regulatory Matters,” please clarify that the Fund, on behalf of the Portfolio, has filed a notice of eligibility claiming an exclusion from the definition of the term “commodity pool operator” pursuant to Rule 4.5 under the Commodity Exchange Act, as amended.  In addition, please briefly describe any trading or other limitations imposed on the Fund with respect to claiming such exclusion.  Lastly, please state that the investment adviser is excluded from the definition of “commodity pool operator.”

Response 17.                         The disclosure has been revised accordingly.

Comment 18.                     Please remove “Foreign Currency” from the list of Foreign Securities in the section entitled “The Portfolio’s Investments and Strategies—Foreign Securities.”

Response 18.                         The disclosure has been removed.

Comment 19.                     In the section entitled “The Portfolio’s Investments and Strategies—Reverse Repurchase Agreements” please discuss the limitations on use of reverse repurchase agreements and the Portfolio’s segregation practices.

Response 19.                         The disclosure has been revised to state that the Portfolio will earmark cash or liquid assets or establish a segregated account holding cash and other liquid assets in an amount not less than the purchase obligations of the agreement.  In addition, disclosure has been included stating that all forms of borrowing (including reverse repurchase agreements) are limited in the aggregate and may not exceed 33 1/3% of the Portfolio’s total assets, except as permitted by law.

Comment 20.                     In the section entitled “Investment Limitations,” the disclosure regarding percentage limitations being applied only at the time of purchase should also exclude the limitation on illiquid securities.  In addition, please discuss any corrective measures that will be implemented in order to maintain the 15% threshold on investments in illiquid securities.

Response 20.                         We respectfully acknowledge your comment; however, we believe the current disclosure is consistent with applicable Commission guidance and current market practice.  In accordance with the Commission guidance, the Portfolio may invest in illiquid securities if such purchases at the time thereof would not cause more than 15% of the value of the Portfolio’s net assets to be invested in all such illiquid or not readily marketable securities.   See “Revisions of Guidelines to Form N-1A,” Investment Company Act Release No. 18612 (March 20, 1992) (“[t]he revised Guidelines will permit a mutual fund to invest up to 15% of its net assets in illiquid securities).  See also,  “Money Market Fund Reform,” Investment Company Act Release No. 29132 (February 23, 2010) (“a money market fund cannot acquire illiquid securities if, immediately after the acquisition, the fund would have invested more than five percent of its total assets in illiquid securities” (emphasis added).

In addition, when the limitation on illiquid securities was increased from 10% to 15%, the Commission stated that it “expects funds to monitor portfolio liquidity on an ongoing basis to determine whether, in light of current circumstances, an adequate level of liquidity is being maintained … .  For example, an equity fund that begins to experience a net outflow of assets because investors increasingly shift their money from equity to income funds should consider reducing its holdings of illiquid securities in an orderly fashion in order to maintain adequate liquidity” (emphasis added).   See Revisions of Guidelines to Form N-1A.  While the Commission guidance regarding this limitation suggests that a fund that has reached the 15% limit should consider corrective measures in light of its obligation to maintain liquidity, such guidance does not require automatic corrective measures to reduce the percentage of illiquid securities to 15% when that limit is exceeded due to outflows, market changes or other circumstances (emphasis added).

The Fund has adopted compliance policies and procedures which govern the monitoring of the 15% limitation.  The 15% limitation is monitored by the compliance department of Morgan Stanley Investment Management Inc., the Portfolio’s investment adviser, on a daily basis.  The 15% limitation is measured at the time of purchase, and the Portfolio is not required to sell securities if they become illiquid; however, to the extent the Portfolio’s illiquid holdings exceed 15% of its assets, the investment adviser may take corrective action when such action is in the best interests of the Portfolio and its shareholders.  The investment adviser is not, however, required to dispose of portfolio securities immediately if the Portfolio would suffer losses as a result (see Investment Company Act Release No. 13380 (July 18, 1983).

Comment 21.                     The disclosure in the section entitled “Investment Advisory and Other Services—Portfolio Managers—Other Accounts Managed by the Portfolio Managers” states that the [a]dviser has adopted trade allocation and other policies and procedures that it believes are reasonable designed to address conflicts of interest.  Please disclose, if accurate, that the Board has reviewed and approved these procedures.

Response 21.                         We respectfully acknowledge your comment; however, we do not believe the requested disclosure is necessary or required by Form N-1A.  We confirm supplementally that the Board has reviewed the investment adviser’s compliance policies and procedures and has determined that such compliance policies and procedures are reasonably designed to prevent violations of the federal securities laws and violations of the Investment Advisers Act of 1940.

Comment 22.                     Disclosure in the section entitled “Investment Advisory and Other Services—Portfolio Managers—Portfolio Manager Compensation Structure” indicates that portfolio managers receive discretionary year end compensation.  Consistent with Item 20(b) of Form N-1A, please provide greater detail with respect to the portfolio manager compensation, including whether compensation is to be based on performance determined or measured relative to a benchmark, and, if so, identify the benchmark and disclose the measuring period to be used to determine compensation.

Response 22.                         We respectfully acknowledge your comment; however, we believe the current disclosure with respect to portfolio manager compensation is consistent with Item 20(b) of Form N-1A.  In addition, we would note that portfolio manager compensation is not based on performance determined or measured relative to a benchmark.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Edward Meehan of Morgan Stanley at (212) 296-6982 (tel) or (212) 404-4691 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss